UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________

FORM 6-K
 _______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra Reports 3Q18 YoY Growth of 47% in Revenues and Gross Profit
Margin Expansion of 229 Basis Points

Buenos Aires, November 8, 2018 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three and nine-month periods ended September 30, 20181.

3Q18 Key Highlights

▪	Net revenue up 47.2% YoY to Ps.6,131 million (US$192 million) principally due to growth in core business Cement, masonry & lime in Argentina and Paraguay and the Concrete segment in Argentina
▪	Argentina Cement, masonry & lime net revenues up 41.5% supported by a favorable price environment
▪
Consolidated Adjusted EBITDA rose 69.0% YoY to Ps.1,699 million (US$53 million), mainly driven by the 69.3% increase in Adjusted EBITDA in the Cement, masonry, and lime segment in Argentina to Ps.1,348 million (US$42 million) and further supported by Paraguay and Concrete in Argentina

▪	Consolidated Adjusted EBITDA margin expanded by 357 basis points YoY to 27.7%. Adjusted EBITDA margin of the Cement, masonry, and lime segment in Argentina expanded 492 basis points YoY to 30.0%
▪	Net Debt /LTM Adjusted EBITDA ratio of 0.88x from 1.16x in 3Q17 and 0.3x in FY17

Commenting on the financial and operating performance for the third quarter of 2018, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “The Company reported a solid performance in the quarter. Specifically, our core Argentine Cement business, delivered both revenue growth and Adjusted EBITDA margin expansion notwithstanding the challenging macro backdrop in the country in which our volume declined at a mid single-digit pace year-on-year in line with overall industry performance. Our concrete operations also showed strong results, reaching record high levels for a quarter.

“Supported by the good performance in our core Cement businesses in Argentina and Paraguay, as well as in our Concrete business, consolidated Adjusted EBITDA margin increased by nearly 360 basis points year-on-year and approximately 350 basis points compared to 2Q18.

“As we look to the remainder of the year and taking into account the contraction experienced in cement demand industry-wide during the last months, we remain cautiously optimistic as we expect to see full year industry cement demand at levels similar to 2017. Our strategy is to continue to balance growth and profitably while leveraging our leadership position.

“The L’Amalí plant expansion is an important component of our long-term growth strategy and we continue to make progress with this project. Not only will this expansion enhance production efficiencies and thus profitability, it will provide much needed capacity when demand recovers.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	6,131	4,165	47.2%	15,422	10,834	42.3%
Gross Profit	1,854	1,164	59.3%	4,485	3,141	42.8%
Gross Profit margin	30.2%	27.9%	+229 bps	29.1%	29.0%	+9 bps
Adjusted EBITDA	1,699	1,005	69.0%	4,018	2,743	46.5%
Adjusted EBITDA Mg;	27.7%	24.1%	+357 bps	26.1%	25.3%	+73 bps
Net Profit	118	316	-62.7%	845	1,008	-16.2%
Net Profit attributable to owners of the Company	101	295	-65.9%	806	926	-12.9%
EPS	0.1691	0.5218	-67.6%	1.3529	1.6353	-17.3%
Shares outstanding at eop[2]	596	566	5.3%	596	566	5.3%
Net Debt	4,573	4,065	12.5%	4,573	4,065	12.5%
Net Debt /LTM Adjusted EBITDA	0.88x	1.16x	-0.28x	0.88x	1.16x	-0.28x

1 Please see note on International Accounting Standard (“IAS”) 29 Update. Numbers throughout this release might vary when applied IAS 29
2 After IPO total Shares outstanding are 596 million

Table 1b: Financial Highlights in U.S. dollars
(amounts expressed in millions of U;S; dollars, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Ps;/US$, av	31.98	17.28	85.1%	25.18	16.23	55.2%
Ps;/US$, eop	40.90	17.32	136.1%	40.90	17.32	136.1%
Net revenue	192	241	-20.5%	613	668	-8.3%
Adjusted EBITDA	53	58	-8.7%	160	169	-5.6%
Net Profit	4	18	-79.8%	34	62	-46.0%
Net Debt	112	235	-52.4%	112	235	-52.4%
Net Debt /LTM Adjusted EBITDA	0.88x	1.16x	-0.28x	0.88x	1.16x	-0.28x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended September 30,			Nine-months ended September 30,
		2018	2017	% Chg.	2018	2017	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.61	1.72	-6.2%	4.68	4.66	0.5%
Paraguay	MM Tn	0.15	0.16	-4.8%	0.42	0.44	-4.2%
Cement, masonry & lime total		1.76	1.88	-6.1%	5.10	5.10	0.1%
Argentina:
Concrete	MM m3	0.29	0.21	42.7%	0.80	0.58	36.7%
Railroad	MM Tn	1.23	1.23	-0.6%	3.55	3.69	-3.9%
Aggregates	MM Tn	0.25	0.29	-14.3%	0.79	0.80	-1.0%
2 Sales volumes include inter-segment sales

In line with industry performance, sales volumes of cement, masonry and lime in Argentina declined 6.2% to 1.61 million tons in the 3Q18 mainly affected by a weak demand environment and less business days than the comparable period in 2017. In Paraguay, sales volumes fell 4.8% in the period to 0.15 million tons mainly due to a weaker demand in the country.  As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 6.1% YoY to 1.76 million tons.

Concrete volumes in Argentina, increased 42.7% YoY to 0.29 million m3 reaching a record high during the period reflecting continued activity in public infrastructure projects, principally in the metropolitan area of Buenos Aires.

Aggregate volumes in the 3Q18 declined 14.3% YoY to 0.25 million tons mainly due to a slowdown in aggregates demand. By contrast, Railroad segment volumes experienced a recovery from the previous quarter remaining relatively flat versus the comparable quarter in 2017 benefitting from higher cement and fracsand volumes, despite a decline in aggregates demand.

Review of Financial Results

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	6,131	4,165	47.2%	15,422	10,834	42.3%
Cost of sales	(4,278)	(3,001)	42.5%	(10,937)	(7,693)	42.2%
Gross Profit	1,854	1,164	59.3%	4,485	3,141	42.8%
Selling and administrative expenses	(411)	(310)	32.3%	(1,103)	(852)	29.4%
Other gains and losses	19	(5)	n/a	15	(3)	n/a
Tax on debits and credits to bank accounts	(56)	(50)	10.9%	(152)	(129)	17.2%
Finance costs, net
Exchange rate differences	(1,041)	(172)	506.1%	(1,666)	(215)	675.2%
Financial income	87	19	352.2%	258	39	563.2%
Financial expenses	(303)	(179)	68.9%	(671)	(499)	34.4%
Profit before taxes	149	466	-68.1%	1,167	1,481	-21.2%
Income tax expense
Current	(214)	(145)	46.9%	(408)	(457)	-10.7%
Deferred	183	(5)	n/a	86	(16)	n/a
Net profit	118	316	-62.7%	845	1,008	-16.2%
Net majority income	101	295	-65.9%	806	926	-12.9%

Net Revenues

Net revenue increased 47.2% to Ps.6,131 million in 3Q18 from Ps.4,165 million in the comparable quarter last year, principally reflecting strong growth in the Cement, masonry and lime segments in Argentina and Paraguay, further supported by continued growth in the Concrete segment.

Cement, masonry and lime revenues in Argentina were up 41.5% YoY, to Ps.4,501 million benefiting from a favorable pricing environment despite a slowdown in demand. Cement revenues in Paraguay increased 72.7%, reaching Ps.588 million in the quarter as the 4.8% YoY decline in volume was more than offset by the Paraguayan Guarani appreciation against the Argentine peso.

Concrete revenues rose 110.7% YoY to Ps.1,027 million driven by strong volume growth and higher prices. In addition, Railroad revenues increased 36.9% to Ps.561 million, despite volumes remaining relatively flat. Aggregate revenues rose 0.5% up to Ps.77 million during the period, as price increases were almost fully offset by a significantly higher share of FOB sales and a 14.3% volume decline.

Cost of sales increased 42.5% YoY reaching Ps.4,278 million in 3Q18. Cost of sales in the Cement, masonry and lime segment in Argentina rose 33.1% YoY, principally reflecting the impact of the Argentine peso depreciation on the Company’s cost structure, mainly in thermal and electricity costs.

Gross profit rose 59.3% YoY to Ps.1,854 million in 3Q18 from Ps.1,164 million in 3Q17, with gross profit margin expanding 229 basis points YoY to 30.2%. The Cement, masonry and lime segment in Argentina reported an YoY improvement of 414 basis points in gross margin reaching 34.1%. This was further supported by robust growth in the lower-margin Concrete segment, which posted a gross margin expansion of 331 basis points YoY. This was partially offset by lower margins in the Railroad and Aggregate segments.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 3Q18 rose 32.3% YoY to Ps.411 million, from Ps.310 million in 3Q17, affected by expenses resulting from the obligations of being a publicly listed company. As a percentage of revenues, however, SG&A declined 75 basis points to 6.7% in 3Q18 from 7.4% in 3Q17 principally due to cost management along with a reduction in the effective sales tax rate.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Adjusted EBITDA reconciliation:
Net profit	118	316	-62.7%	845	1,008	-16.2%
(+) Financial interest, net	168	113	48.7%	306	378	-19.0%
(+) Income tax expense	31	150	-79.4%	322	473	-31.9%
(+) Depreciation and amortization	236	157	50.9%	620	457	35.6%
(+) Exchange rate differences	1,041	172	506.1%	1,666	215	675.2%
(+) Other financial expenses, net	49	48	2.2%	107	82	29.9%
(+) Tax on debits and credits to bank accounts	56	50	10.9%	152	129	17.2%
Adjusted EBITDA	1,699	1,005	69.0%	4,018	2,743	46.5%
Adjusted EBITDA Margin	27.7%	24.1%	+357 bps	26.1%	25.3%	+73 bps

Adjusted EBITDA increased 69.0% year-over-year in the third quarter of 2018 to Ps.1,699 million with Adjusted EBITDA margin expanding 357 basis points to 27.7% compared to 24.1% in 3Q7, mainly driven by the Cement segments in Argentina and Paraguay.

Adjusted EBITDA for the Cement segment in Argentina, which represented 79% of the consolidated adjusted EBITDA in 3Q18, increased 69.3% YoY to Ps.1,348 million. Adjusted EBITDA margin expanded 492 basis points to 30.0% during the period.

The Cement segment in Paraguay reported an 82.4% year-on-year increase in Adjusted EBITDA reaching Ps.256 million, with Adjusted EBITDA margin expanding 231 basis points to 43.6%, and recovering from compressed levels in 2Q18.

In addition, the Concrete segment reported an increase of Ps.41 million in Adjusted EBITDA reaching Ps.42 million, representing an Adjusted EBITDA margin expansion of 364 basis points driven by a positive price environment and lower supply costs.

While Adjusted EBITDA for the Railroad segment increased 6.2% to Ps.61 million in the third quarter of 2018, Adjusted EBITDA margin contracted 317 basis points YoY to 11.0%, but showed a strong sequential recovery of 772 basis points.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2018	2017	% Chg.	2018	2017	% Chg.

Exchange rate differences	(1,041)	(172)	506.1%	(1,666)	(215)	675.2%
Financial income	87	19	352.2%	258	39	563.2%
Financial expenses	(303)	(179)	68.9%	(671)	(499)	34.4%
Total Finance Costs, Net	(1,257)	(332)	278.8%	(2,079)	(675)	208.0%

During 3Q18, total finance costs-net rose 278.8% YoY to Ps.1,257 million, principally reflecting higher foreign exchange differences, resulting from the Argentine peso depreciation in the period.

In 3Q18, the Company reported a foreign exchange loss of Ps.1,041 million, mostly due to non-cash losses, resulting from the 41.7% Argentine peso depreciation in the net debt position in foreign currency, as compared to a Ps.172 million loss in 3Q17 when the peso depreciated 4.3%.

Net Financial expense increased by Ps.56 million as a result of higher net debt and interest rates.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 3Q18, decreased 62.7% to Ps.118 million from Ps.316 million in the year-ago quarter. The effective tax rate decreased to 20.7% in 3Q18 from 32.2% in the year-ago period, as a result of the higher share of Paraguay’s pre-tax income in the consolidated result, which carries a lower income tax rate, and the adjustment in the tax rate in Argentina from the Tax Reform enacted on December 2017.

Net Profit Attributable to Owners of the Company declined 65.9% YoY, or Ps.195 million, to Ps.101 million in 3Q18. During the quarter, the Company reported earnings per common share of Ps.0.1691 and earnings per ADR of Ps.0.8456, compared with earnings per share of Ps.0.5218 and earnings per ADR of Ps.2.6089 in 3Q17.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,		As of FY ended December,
	2018	2017	2017

Total Debt	7,334	4,352	4,364
- Short-Term Debt	3,915	1,462	1,760
- Long-Term Debt	3,418	2,890	2,604
Cash and Cash Equivalents	2,760	288	3,180
Total Net Debt	4,573	4,065	1,184
Shareholders' Equity	6,586	1,764	4,416
Capitalization	13,920	6,116	8,780
LTM Adjusted EBITDA	5,217	3,508	3,942
Net Debt /LTM Adjusted EBITDA	0.88x	1.16x	0.30x

As of September 30, 2018, total cash and cash equivalents were Ps.2,760 million compared with Ps.3,180 million as of the end of 2017 mainly due to increased capex investments partially offset by strong cash generated from operating activities. Total debt at the close of the quarter stood at Ps.7,334 million, composed by Ps.3,915 million in short-term borrowings, including the current portion of long-term borrowings (or 53% of total borrowings), and Ps.3,418 million in long-term borrowings (or 47% of total borrowings).

As of September 30, 2018, 49%, or Ps.3,611 million, of Loma Negra’s total debt was denominated in U.S. dollars, 40% (or Ps.2,936 million) in Guaraníes, and 11% (or Ps.786 million) in Argentine pesos. The average duration of Loma Negra’s total debt was 1.8 years.

At the close of 3Q18, Ps.4,082 million, or 56%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.123 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.3,611 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.348 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio declined to 0.88x in 3Q18 from 1.16x as of September 30, 2017 reflecting the IPO proceeds and the use of funds in operations and investing activities.

Cash Flows

Table 7: Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	118	316	845	1,008
Adjustments to reconcile net profit to net cash provided by operating activities	1,325	600	2,829	1,545
Changes in operating assets and liabilities:	251	110	(1,828)	(970)
Net cash generated by operating activities	1,693	1,026	1,846	1,584

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(655)	(273)	(1,970)	(949)
Others	(9)	(6)	(28)	9
Net cash used in investing activities	(664)	(279)	(1,997)	(940)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(282)	(758)	(1,072)	(732)
Dividends paid	-	(1)	-	(443)

Net cash (used in) generated by financing activities	(282)	(758)	(1,072)	(1,175)

Net decrease in cash and cash equivalents	748	(11)	(1,224)	(531)
Cash and cash equivalents at the beginning of the year	1,618	298	3,180	803
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	395	1	804	16

Cash and cash equivalents at the end of the period	2,760	288	2,760	288

During the nine-month period ended September 30, 2018, the Company made capital expenditures for a total of Ps.1,997 million, of which 39% was allocated to the expansion of production capacity of L’Amalí plant. In the quarter, Cash flow generated by operating activities was Ps.1,693 million compared to Ps.66 million in 2Q18 explained mainly by higher operating results which were positively affected by seasonal lower working capital needs.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure of approximately US$350 million, and is expected to be completed early 2020.

For this project, the Company contracted Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of the new cement production line with a capacity of 5,800 tons per day of clinker. The agreement includes the engineering, provision and shipment of all the equipment for the plant and its construction.

The Company continued to make progress with overall project execution during the quarter. Main equipment is expected to arrive before year-end 2018. In addition, the steel structure is under construction and the electromechanical construction works manufacturer has been selected. Civil works for major equipment remain on schedule. Additions to Property, Plant and Equipment related to this project during 3Q18 amounted to Ps.291 million.

International Accounting Standard (“IAS”) 29 Update

International Accounting Standard (“IAS”) 29 Financial Reporting in Hyperinflationary Economies requires that financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in a suitable general price index. These requirements apply equally to annual financial statements and interim statements prepared under IAS 34 Interim Financial Statements.    IAS 29 includes several characteristics of hyperinflation, including a cumulative inflation rate over three years that approaches or exceeds 100 per cent.   Levels of inflation in Argentina have been high for some time, resulting in inflation indices exceeding 100% on a three‑year cumulative basis. It is also understood that the other qualitative indicators in terms of IAS 29 of hyperinflation are, to varying degrees, present in Argentina. Therefore, Argentine companies using International Financial Reporting Standards as adopted by the IASB should apply IAS 29 to their financial statements for periods on and after July 1, 2018.

However, adjustments to reflect inflation (as required by IAS 29) are prohibited by Argentine Law No. 23,928, and the Decree No. 664/03 issued by the Argentine federal government instructed the regulatory authorities, such as the Argentine Securities Commission (Comisión Nacional de Valores-CNV), to accept only financial statements that comply with the prohibition set forth by Law No. 23,928. Therefore, Loma Negra’s financial information as of and for the three- and nine-month periods ended September 30, 2018 has been prepared in accordance with CNV and with International Financial Reporting Standards, with the sole exception of the adoption of IAS 29.

The Board of Directors and Management of the Company are in the process of analyzing and calculating the effects of the adoption of IAS 29 in its financial information. Although the quantification has not been completed, it is estimated that the effects of the adjustment could be significant. This must be taken into account by the users of the financial information contained herein.

3Q18 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 a.m. BAT), November 09, 2018

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-317-5415 (International)

Password:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma181109mfQdVtxZ.html

Replay:
A telephone replay of the conference call will be available between November 9, 2018 at 1:00 pm U.S. E.T. and ending on November 16, 2018. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10125443. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Disclaimer
 This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, growing inflationary pressure, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the Company's Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts
Marcos I. Gradin, Chief Financial Officer and Investor Relations

Gastón Pinnel, Investor Relations Manager
+54-11-4319-3050
investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of September 30, 2018 and December 31, 2017 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,	As of December 31,
	2018	2017
ASSETS
Non-Current assets
Property, plant and equipment	9,344	5,979
Intangible assets	74	75
Investments	0	0
Goodwill	39	39
Inventories	282	215
Deferred tax assets	124	-
Other receivables	720	145
Trade accounts receivable	7	-
Total non-current assets	10,590	6,454
Current assets
Inventories	2,858	1,834
Other receivables	619	242
Trade accounts receivable	2,096	1,263
Investments	2,190	2,991
Cash and banks	570	189
Total current assets	8,334	6,519
TOTAL ASSETS	18,924	12,972
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	1,922	1,922
Reserves	1,650	59
Retained earnings	806	1,591
Accumulated other comprehensive income	927	250
Equity attributable to the owners of the Company	5,305	3,823
Non-controlling interests	1,281	593
TOTAL SHAREHOLDERS' EQUITY	6,586	4,416
LIABILITIES
Non-current liabilities
Borrowings	3,418	2,604
Accounts payables	126	71
Provisions	203	161
Tax liabilities	-	0
Other liabilities	16	16
Deferred tax liabilities	278	229
Total non-current liabilities	4,041	3,082
Current liabilities
Borrowings	3,915	1,760
Accounts payable	3,048	2,362
Advances from customers	175	206
Salaries and social security payables	554	542
Tax liabilities	572	573
Other liabilities	32	32
Total current liabilities	8,297	5,474
TOTAL LIABILITIES	12,338	8,556
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	18,924	12,972

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	6,131	4,165	47.2%	15,422	10,834	42.3%
Cost of sales	(4,278)	(3,001)	42.5%	(10,937)	(7,693)	42.2%
Gross profit	1,854	1,164	59.3%	4,485	3,141	42.8%
Selling and administrative expenses	(411)	(310)	32.3%	(1,103)	(852)	29.4%
Other gains and losses	19	(5)	n/a	15	(3)	n/a
Tax on debits and credits to bank accounts	(56)	(50)	10.9%	(152)	(129)	17.2%
Finance costs, net
Exchange rate differences	(1,041)	(172)	506.1%	(1,666)	(215)	675.2%
Financial income	87	19	352.2%	258	39	563.2%
Financial expenses	(303)	(179)	68.9%	(671)	(499)	34.4%
Profit before taxes	149	466	-68%	1,167	1,481	-21%
Income tax expense
Current	(214)	(145)	46.9%	(408)	(457)	-10.7%
Deferred	183	(5)	n/a	86	(16)	n/a
Net profit	118	316	-63%	845	1,008	-16%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	778	65	1105.2%	1,326	106	1155.5%
Total other comprehensive (loss) income	778	65	1105.2%	1,326	106	1155.5%
TOTAL COMPREHENSIVE INCOME	896	381	135.4%	2,170	1,114	94.9%
Net Profit (loss) for the period attributable to:
Owners of the Company	101	295	-65.9%	806	926	-12.9%
Non-controlling interests	17	21	-16.9%	38	82	-53.6%
NET PROFIT FOR THE PERIOD	118	316	-62.7%	845	1,008	-16.2%
Total comprehensive income (loss) attributable to:
Owners of the Company	498	328	51.6%	1,482	979	51.4%
Non-controlling interests	398	52	661.2%	688	134	412.6%
TOTAL COMPREHENSIVE INCOME	896	381	135.4%	2,170	1,114	94.9%
Earnings per share (basic and diluted):	0.1691	0.5218	-67.6%	1.3529	1.6353	-17.3%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Nine-months and Three-months Ended September 30, 2018 and 2017 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2018	2017	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	118	316	845	1,008
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	31	150	322	473
Depreciation and amortization	236	157	620	457
Provisions	18	25	53	51
Interest expense	247	126	545	389
Interest income	-	(4)	-	(8)
Exchange rate differences	793	142	1,289	184
Gain on disposal of Property, plant and equipment	-	4	-	(1)
Changes in operating assets and liabilities
Inventories	63	221	(804)	(151)
Other receivables	(173)	(132)	(308)	(158)
Trade accounts receivable	(312)	(162)	(675)	(498)
Advances from customers	19	87	(31)	82
Accounts payable	574	77	450	(91)
Salaries and social security payables	117	73	2	21
Provisions	(13)	(2)	(24)	(10)
Tax liabilities	280	18	295	24
Other liabilities	5	10	2	5
Income tax paid	(309)	(79)	(736)	(194)
Net cash generated by operating activities	1,693	1,026	1,846	1,584

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	(1)	(3)	4	10
Payments to acquire Property, plant and equipment	(683)	(260)	(1,451)	(940)
Payment of advances of Property, plant and equipment	34	-	(514)	-
Payments to acquire Intangible Assets	(5)	(10)	(8)	(19)
Interest collected	-	3	-	30
Contributions to Trust	(9)	(8)	(28)	(21)
Net cash used in investing activities	(664)	(279)	(1,997)	(940)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	583	1,434	1,000	2,920
Interest paid	(270)	(151)	(572	(418)
Dividends paid	-	(1)	-	(443)
Repayment of borrowings	(594)	(2,041)	(1,500)	(3,235)
Net cash (used in) generated by financing activities	(282)	(758)	(1,072)	(1,175)
Net increase/(decrease) in cash and cash equivalents	748	(11)	(1,224)	(531)
Cash and cash equivalents at the beginning of the period	1,618	298	3,180	803
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	395	1	804	16
Cash and cash equivalents at the end of the period	2,760	288	2,760	288

Table 11: Financial Data by Segment (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,				Nine-months ended September 30,
	2018	%	2017	%	2018	%	2017	%
Net revenue	6,131	100.0%	4,165	100.0%	15,422	100.0%	10,834	100.0%
Cement, masonry cement and lime—Argentina	4,501	73.4%	3,180	76.4%	11,403	73.9%	8,216	75.8%
Cement—Paraguay	588	9.6%	340	8.2%	1,303	8.4%	869	8.0%
Concrete	1,027	16.8%	487	11.7%	2,524	16.4%	1,286	11.9%
Railroad	561	9.1%	409	9.8%	1,486	9.6%	1,156	10.7%
Aggregates	77	1.3%	76	1.8%	214	1.4%	193	1.8%
Others	31	0.5%	40	1.0%	84	0.5%	106	1.0%
Eliminations	(653)	-10.7%	(369)	-8.8%	(1,593)	-10.3%	(991)	-9.1%
Cost of sales	4,278	100.0%	3,001	100.0%	10,937	100.0%	7,693	100.0%
Cement, masonry cement and lime—Argentina	2,965	69.3%	2,227	74.2%	7,575	69.3%	5,666	73.6%
Cement—Paraguay	402	9.4%	232	7.7%	923	8.4%	603	7.8%
Concrete	956	22.3%	470	15.7%	2,376	21.7%	1,209	15.7%
Railroad	497	11.6%	344	11.5%	1,377	12.6%	965	12.5%
Aggregates	93	2.2%	75	2.5%	232	2.1%	189	2.5%
Others	18	0.4%	22	0.7%	47	0.4%	52	0.7%
Eliminations	(653)	-15.3%	(369)	-12.3%	(1,593)	-14.6%	(991)	-12.9%
Selling, admin; expenses and other gains & losses	391	100.0%	315	100.0%	1,087	100.0%	856	100.0%
Cement, masonry cement and lime—Argentina	294	75.1%	241	76.4%	820	75.5%	651	76.1%
Cement—Paraguay	10	2.5%	15	4.8%	39	3.6%	34	3.9%
Concrete	37	9.4%	21	6.7%	87	8.0%	57	6.7%
Railroad	39	10.1%	26	8.2%	108	9.9%	80	9.4%
Aggregates	1	0.4%	2	0.5%	4	0.4%	4	0.5%
Others	10	2.6%	10	3.2%	28	2.6%	29	3.4%
Depreciation and amortization	236	100.0%	157	100.0%	620	100.0%	457	100.0%
Cement, masonry cement and lime—Argentina	106	44.9%	84	53.3%	297	48.0%	257	56.3%
Cement—Paraguay	80	33.8%	47	30.2%	190	30.7%	124	27.1%
Concrete	8	3.2%	5	3.3%	23	3.7%	13	2.9%
Railroad	38	15.9%	19	11.8%	98	15.8%	55	11.9%
Aggregates	5	1.9%	1	0.9%	9	1.5%	6	1.4%
Others	1	0.3%	1	0.5%	2	0.3%	2	0.4%
Adjusted EBITDA	1,699	100.0%	1,005	100.0%	4,018	100.0%	2,743	100.0%
Cement, masonry cement and lime—Argentina	1,348	79.4%	796	79.2%	3,306	82.3%	2,157	78.6%
Cement—Paraguay	256	15.1%	140	14.0%	532	13.2%	356	13.0%
Concrete	42	2.5%	2	0.2%	84	2.1%	32	1.2%
Railroad	61	3.6%	58	5.8%	99	2.5%	165	6.0%
Aggregates	(13)	-0.8%	1	0.1%	(13)	-0.3%	6	0.2%
Others	4	0.2%	8	0.8%	11	0.3%	27	1.0%
Reconciling items:
Depreciation and amortization	(236)		(157)		(620)		(457)
Tax on debits and credits banks accounts	(56)		(50)		(152)		(129)
Finance costs, net	(1,257)		(332)		(2,079)		(675)
Income tax	(31)		(150)		(322)		(473)
NET PROFIT FOR THE PERIOD	118		316		845		1,008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 8, 2018	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer